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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. ___)*


                                COHO ENERGY, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                   192481208
                                 --------------
                                 (CUSIP Number)

                                  KENNETH LIANG
                      MANAGING DIRECTOR AND GENERAL COUNSEL
                         OAKTREE CAPITAL MANAGEMENT, LLC
                       333 SOUTH GRAND AVENUE, 28TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 830-6300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 25, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

-------------------------------                     ----------------------------
CUSIP NO.  192481208                                 PAGE  2   OF  10    PAGES
          -----------                                    ----    ------
-------------------------------                     ----------------------------

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      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oaktree Capital Management, LLC
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                        (b)|X|
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*

               OO
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                       |_|

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      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               California
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     NUMBER OF         7    SOLE VOTING POWER

      SHARES                4,476,979

   BENEFICIALLY

     OWNED BY

       EACH

    REPORTING

   PERSON WITH       -----------------------------------------------------------
                       8    SHARED VOTING POWER

                            -0-
                     -----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            4,476,979
                     -----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            -0-
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,476,979
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        |_|

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.92%  (See Item 5)
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     14        TYPE OF REPORTING PERSON*

               IA, OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                     PAGE  3  OF  10  PAGES

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Coho Energy, Inc., a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is 14785 Preston Road, Suite 860, Dallas, Texas 75240.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Oaktree"), in its capacity as the general partner and/or investment manager of the following funds and accounts it manages:

         (i) OCM High Yield Limited Partnership, a Delaware limited partnership ("OCM High Yield I");

         (ii) OCM High Yield Fund II, L.P., a Delaware limited partnership ("OCM High Yield II");

         (iii) OCM High Yield Trust, a subtrust of the OCM Group Trust, a trust organized under the laws of the United States ("OCM Trust", and together with OCM High Yield I and OCM High Yield II, the "OCM Funds"); and

         (iv) various third party separate accounts ("Separate Accounts", and together with the OCM Funds, the "OCM Funds and Accounts").

         The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The OCM Funds generally invest in a diversified portfolio of high yield fixed income securities. In addition, the Separate Accounts have an investment strategy similar to the OCM Funds. Based on Oaktree's relationship with the OCM Funds and Accounts, Oaktree may be deemed to beneficially own the shares of Common Stock held by each of the OCM Funds and Accounts.

(a)-(c) & (f)

         Oaktree is the general partner and/or investment manager of the OCM Funds and Accounts. The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

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                                                        PAGE  4  OF  10  PAGES



EXECUTIVE OFFICERS & MEMBERS
----------------------------
Howard S. Marks              Chairman and Principal
Bruce A. Karsh               President and Principal
Sheldon M. Stone             Principal
David Richard Masson         Principal
Larry W. Keele               Principal
Stephen A. Kaplan            Principal
Russel S. Bernard            Principal
David Kirchheimer            Managing Director and Chief Financial and
                              Administrative Officer
Kenneth Liang                Managing Director and General Counsel


PORTFOLIO MANAGER OF THE OCM FUNDS
----------------------------------
Sheldon M. Stone                    Principal

(d)-(e)

         During the last five years, neither Oaktree nor, to the best of its knowledge, any of its respective members executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The OCM Funds and Accounts currently hold 4,476,979 shares of the Issuer's Common Stock as of the date hereof. In connection with the reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code and pursuant to the Issuer's Plan of Reorganization (the "Plan of Reorganization"), which plan was confirmed by the United States Bankruptcy Court for the Southern District of Texas pursuant to an order entered into on March 20, 2000, the OCM Funds and Accounts received 4,102,696 shares of the Issuer's Common Stock on or around May 25, 2000. The OCM Funds and Accounts received such shares in connection with certain claims held by them against the Issuer arising out of OCM Funds and Accounts' ownership of the Issuer's 8 7/8% Senior Subordinated Notes due 2007 (the "Pre-Bankruptcy Notes") in the aggregate principal amount of $40,060,000 among the OCM Funds and Accounts collectively. Pursuant to the terms of the Plan of Reorganization, the Pre-Bankruptcy Notes were canceled in exchange for the distribution of shares of Common Stock to the OCM Funds and Accounts. The OCM Funds and Accounts received the remaining 374,283 shares of Common Stock pursuant to the Securities Purchase Agreement as described in Item 6 below.

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                                                        PAGE  5  OF  10  PAGES

         None of the OCM Funds and Accounts paid any additional consideration in return for the shares of Common Stock each of them received in connection with the Issuer's reorganization.

ITEM 4.  PURPOSE OF TRANSACTION

         As described in Item 3 above, the shares of Common Stock held by the OCM Funds and Accounts were acquired pursuant to the terms of the Plan of Reorganization. The OCM Funds and Accounts hold such shares of Common Stock for investment purposes only. Oaktree, as the general partner and/or investment manager of the OCM Funds and Accounts, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether some or all of the shares of the Issuer's Common Stock will be sold. Except as otherwise set forth in this Schedule 13D, Oaktree currently has no plans, proposals or agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

         As of the date of this Schedule 13D, the OCM Funds and Accounts beneficially own the following:

         (i) OCM High Yield I beneficially owns and has sole power to vote and dispose of 175,960 shares of the Issuer's Common Stock (approximately 0.94% of the outstanding shares of the Issuer's Common Stock);

         (ii) OCM High Yield II beneficially owns and has sole power to vote and dispose of 830,385 shares of the Issuer's Common Stock (approximately 4.44% of the outstanding shares of the Issuer's Common Stock);

         (iii) OCM Trust beneficially owns and has sole power to vote and dispose of 448,552 shares of the Issuer's Common Stock (approximately 2.40% of the outstanding shares of the Issuer's Common Stock); and

         (iv) the Separate Accounts collectively own and has the sole power to vote and dispose of their respective portion of 3,022,082 shares of the Issuer's Common Stock (approximately 16.15% of the outstanding shares of the Issuer's Common Stock) (none of the Separate Accounts individually own in excess of 5% of the outstanding shares of the Issuer's Common Stock).

         As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner and/or investment manager of the OCM Funds and Accounts, may be deemed to beneficially own 4,476,979 shares of the Issuer's Common Stock (approximately 23.92% of the outstanding shares

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                                                       PAGE  6  OF  10  PAGES

of the Issuer's Common Stock) held by the OCM Funds and Accounts. To the best knowledge of Oaktree, none of the other people named in response to Item 2 own any securities of the Issuer.

         Oaktree, as the general partner of OCM High Yield I and OCM High Yield II, has discretionary authority and control over all of the assets of OCM High Yield I and OCM High Yield II pursuant to the partnership agreement for such funds, including the power to vote and dispose of the Issuer's Common Stock held in the name of OCM High Yield I and OCM High Yield II. In addition, Oaktree, as investment manager of the OCM Trust, has discretionary authority and control over all of the assets of the OCM Trust pursuant to the trust agreement for the OCM Group Trust, the declaration of subtrust establishing the OCM Trust and each of the participation agreements for the OCM Trust, including the power to vote and dispose of the Issuer's Common Stock held in the name of OCM Trust. Finally, Oaktree, as the investment manager of each of the Separate Accounts, has discretionary authority and control over all of the assets of each of the Separate Accounts pursuant to each of the respective investment management agreements for the Separate Accounts, including the power to vote and dispose of the Issuer's Common Stock held in the name of each of the Separate Accounts. Oaktree and each of the individuals listed in Item 2 disclaims ownership of the shares of the Issuer's Common Stock reported herein and the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this statement.

(c) Neither Oaktree nor, to the best of its knowledge, any of the other people named in response to Item 2 has purchased or sold any shares of the Issuer's Common Stock during the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Issuer's Common Stock beneficially owned by the OCM Funds and Accounts, except to the extent that the investment advisory clients of Oaktree and the partners of the OCM Funds and Accounts may have such right subject to the notice, withdrawal and/or termination provisions of advisory and partnership arrangements. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

(e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Oaktree, as general partner and/or investment manager of the OCM Funds and Accounts, receives a management fee for managing the assets of such funds and accounts.

         Pursuant to the Issuer's Plan of Reorganization, Oaktree and two other holders of the Pre-Bankruptcy Notes collectively had the right to designate four members of the Issuer's new seven member board of directors for the first year of the board members' tenure.

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                                                         PAGE  7  OF  10  PAGES

         Oaktree, on behalf of the OCM Funds and Accounts, is a party to (i) the Securities Purchase Agreement, dated as of March 31, 2000 (the "Securities Purchase Agreement"), between the Issuer, certain of the Issuer's subsidiaries and certain other noteholders signatory thereto, and (ii) the Registration Rights Agreement, dated as of March 31, 2000, between the Issuer and certain other shareholders of the Issuer signatory thereto.

         Pursuant to the Securities Purchase Agreement, the Issuer issued $72 million principal amount of 15% Senior Subordinated Notes due March 31, 2007 (the "New Notes") in connection with the Issuer's consummation of its Plan of Reorganization. In connection with the issuance of the New Notes and pursuant to the Securities Purchase Agreement, the Issuer agreed to issue additional shares of its Common Stock, for no further consideration, equal to an aggregate of 14.4% of the outstanding Common Stock, calculated on a fully diluted basis (after giving effect to antidilution adjustments), to the purchasers of its New Notes. As a result of the foregoing, on or around August 31, 2000, OCM High Yield I received an additional 30,466 shares of the Issuer's Common Stock, OCM High Yield II received an additional 142,676 shares of the Issuer's Common Stock, OCM Trust received an additional 77,814 shares of the Issuer's Common Stock, and the Separate Accounts received, collectively, 123,327 shares of the Issuer's Common Stock. Under the terms of the Plan of Reorganization, the purchasers of the New Notes collectively are entitled to designate two additional members of the new board of directors of the Issuer for the first year of the board members' tenure. A copy of the Securities Purchase Agreement is filed as Exhibit 10.6 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2000.

         Pursuant to the Registration Statement, the Issuer has granted to Oaktree, on behalf of the OCM Funds and Account, the following registration rights with respect to the shares of Common Stock reported in this Schedule 13D:

         (i) The Issuer will use its best efforts to cause a shelf registration statement for all such shares of Common Stock to be declared effective by March 31, 2001, and to remain effective until the earlier of March 31, 2004, the disposition of all such shares or such time as all such shares can be sold by the parties to such agreement without restriction under the Securities Act of 1933, as amended;

        (ii) After March 31, 2001, the holder or holders of at least 10 percent of the Common Stock which is subject to such agreement may require the Issuer to file a registration statement with respect to such stock;

       (iii) Each time the Issuer files a registration statement with respect to any offering of shares of its Common Stock, the parties to such agreement may, subject to certain limitations, require the inclusion of their shares of Common Stock in the offering; and

        (iv) At any time when the Issuer is entitled to use Form S-3 under the Securities Act of 1933, as amended, or any successor form thereto to register shares of Common Stock held

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                                                          PAGE  8  OF  10  PAGES

by a party to such agreement, the parties to such agreement have the right to request the Issuer to use commercially reasonable efforts to register their shares of Common Stock on such form.

         A copy of the Registration Rights Agreement is filed as Exhibit 10.4 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2000.

         Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the OCM Funds and Accounts.



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                                                         PAGE  9  OF  10  PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    (a) Plan of Reorganization as confirmed by the United States Bankruptcy Court for the Southern District of Texas pursuant to an order entered into on March 20, 2000. *

    (b) Securities Purchase Agreement, dated as of March 31, 2000, between Coho Energy, Inc. ("Coho"), certain of Coho's subsidiaries and certain noteholders signatory thereto. **

    (c) Registration Rights Agreement, dated as of March 31, 2000, between Coho and certain shareholders of the Issuer signatory thereto. ***


     -------------------
     * Filed as Exhibit 2.1 to Coho Energy, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2000 and, pursuant to Rule 12b-32 of the Securities Exchange Act of 1940, as amended, is incorporated herein by reference in its entirety.

     ** Filed as Exhibit 10.6 to Coho Energy, Inc.'s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2000 (File No. 333-96331) and, pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference in its entirety.

     *** Filed as Exhibit 10.4 to Coho Energy, Inc.'s Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 26, 2000 (File No. 333-96331) and, pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference in its entirety.



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                                                       PAGE 10   OF  10 PAGES

                                  SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 29, 2000.

OAKTREE CAPITAL MANAGEMENT, LLC


By:   /s/ KENNETH LIANG
     -------------------------------------
     Kenneth Liang
     Managing Director and General Counsel